

June 29, 2011

Via E-mail

Eric Stoppenhagen
President and Chief Financial Officer
Green Star Alternative Energy, Inc.
1328 W. Balboa Boulevard, Suite C
Newport Beach, California 92661

> **Re: Green Star Alternative Energy, Inc.**
> **Amendment No. 5 to Form 10-12G**
> **Filed June 21, 2011**
> **Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 17 and May 27, 2011**
> **File No. 000-53627**

Dear Mr. Stoppenhagen:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director